Exhibit (c)(ii)

                      CENTURY PROPERTIES FUND XVI

                               NOTE 2 TO

                          FINANCIAL STATEMENTS

                       FORM 10-Q - MARCH 31, 1995


2.  Transactions with Related Parties

  (a) An affiliate of NPI, Inc. received reimbursement of administrative expenses amounting to $36,000 and $35,000 during the three months ended March 31, 1995 and 1994, respectively. These reimbursements are included in general and administrative expenses.

  (b) An affiliate of NPI, Inc. is entitled to receive a management fee equal to 5% of the annual gross receipts from certain properties it manages. For the three months ended March 31, 1995 and 1994, affiliates of NPI, Inc. received fees of $33,000 and $9,000, respectively, which are included in operating expenses.